Exhibit 99.70

NSERC Awards Grant to Fund Collaboration Between ImmunoPrecise and the University of Victoria for the Generation of a Potential COVID-19 Antibody-Based Test in Canada that can Provide Real-Time Responses

VICTORIA, May 27, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF), specialists in custom antibody discovery and development, today announced a collaboration between University of Victoria (“UVic”)-based laboratory of Dr. Alexandre Brolo, experts in the development of novel diagnostic tools, and ImmunoPrecise Antibodies. The objective of this partnership is to develop a colorimetric antibody-based test for the detection and screening of COVID-19. Although most immunoassays are developed for blood or serum, this team is aiming to use patient saliva. The goal is to enable the test to be realized with an easily obtainable sample, which should be suitable for a home-test kit. The color change readout will be measured using a cell phone camera and analyzed by a custom cell phone application. The results, including the general location (by zone rather than by specific household, to comply with privacy rights) of the test, can be uploaded to a cloud-hosted database. This will provide immediate information about the number of infections and the general locations to the health authorities. The program builds on successful technology previously developed by Dr. Brolo’s laboratory for the detection of the Zika virus. This previous technology demonstrated positive results in a pilot field study performed in Brazil, which verified the technology’s ability to detect Dengue/Zika proteins using patient saliva samples.

“While the diagnostic testing is only one portion of IPA’s overall Coronavirus program, the need for a highly reliable, quick and easy to administer diagnostic is an unmet need, and the laboratory of Dr. Brolo has the expertise and game plan we are honored to contribute to”, stated Dr. Jennifer Bath, President and CEO of IPA.

Monoclonal, highly specific antibodies are the main component required for the development of immunoassays. The antibodies for this project will be generated using IPA’s unique proprietary B cell Select™ platform. The high affinity and selectivity of the resulting antibodies will enable tests with no-cross-reactivity, low background, and enhanced detection. IPA and Dr. Brolo’s group will work together to establish the most appropriate targets for the COVID-19 detection and to secure patient samples for validating the tests.

“We are interested in partnering with the Brolo group to speed up the application of these antibodies in a colorimetric antibody-based test for the detection and screening of COVID-19”, explains Dr. Barry Duplantis, Canada project lead for diagnostics. “We have the expertise and networks to support the commercialization of the detection technology that incorporates our monoclonal antibodies”.

The one-year NSERC award consists of a $50,000 grant to the Brolo laboratory. ImmunoPrecise will provide the antibodies to be used in the kit and will retain an exclusive option on the commercialization rights. Reasonable commercial terms will enable IPA to efficiently bring the technology to market and reach those in need quickly. All agreements will align with NSERC and UVic intellectual property and research policies and ensure utilization of results of this research for the benefit of Canada and Canadians, with the submission of research results in open access, peer-reviewed literature.

IPA and UVic are already working within their respective roles on the COVID-19 diagnostic platform. IPA is actively engaged in the process of screening antibody panels already under development, to determine which antibodies best meet the profile for those required in the diagnostic kit. The antibodies will then be tested against SARS-CoV-2 spike protein and validated using both convalescent and naïve, human patient samples. Validation of the portable diagnostic will then require approval by Health Canada prior to field tests and / or commercialization.

Additional Debenture Issuance

The Company also announces that further to its non-brokered private placement (see news release dated May 15, 2020) it has issued an additional CAD $35,000 of 10% convertible debentures. In total, the Company issued CAD $2,627,000 of convertible debentures on the financing.

The debentures issued under this tranche are unsecured, bear interest at a rate of ten percent (10%) per year, payable annually, and are due May 22, 2022 (which may be repaid early at the option of the Company). The principal amount of the debentures may be convertible, at the option of the holder, into shares of the Company at a conversion price of CAD $0.85 per share. The Company may force convert the principal amount of the debentures at CAD$0.85 per share if the average closing price is equal to or greater than CAD $1.50 for 20 trading days. In order to exercise this right, the Company must issue a news release announcing its intention to exercise this right within 10 business days after the end of the particular 20-day period.

The securities under this tranche are subject to restrictions on resale expiring on September 16, 2020. The Company paid a finder’s fee totaling $1,750 under this final tranche.

About Brolo Group

Dr. Alexandre G. Brolo is a professor at the University of Victoria in Canada where he directs an innovative, multidisciplinary, and high-impact research program that spans the areas of nanotechnology, surface spectroscopy, electrochemistry and bioanalytical chemistry. Dr. Brolo’s research is centered on the optical and spectroscopic properties of metallic nanostructures that support a physical phenomenon called “surface plasmon excitation”. His work explores the fabrication, characterization, and application of these metallic nanostructures in biosensing and in enhanced spectroscopy, particularly in their use for remote chemical sensing and in combination with microfluidics. Dr. Brolo has published more than 150 research papers in top international journals and conference proceedings and presented on numerous occasions.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com. There is no assurance that ImmunoPrecise will be successful in the development of a diagnostic for the new Coronavirus.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the last quarter of the fiscal year ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:30e 27-MAY-20